Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221459

PROSPECTUS

43,989,300 Shares

SILVER BULL RESOURCES, INC.

Common Stock

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 43,989,300 shares of common stock, par value $0.01 per share, consisting of (i) 18,240,000 shares issued to the selling stockholders in the July 10, 2017 private placement; (ii) 18,240,000 shares issuable upon exercise of the warrants (at an exercise price of Cdn$0.13) issued to the selling stockholders in the July 10, 2017 private placement; (iii) 1,259,300 shares issuable upon exercise of warrants (at an exercise price of Cdn$0.10) issued to various finders in the July 10, 2017 private placement; (iv) 3,125,000 shares issued to the selling stockholders in the August 3, 2017 private placement; and (v) 3,125,000 shares issuable upon exercise of warrants (at an exercise price of Cdn$0.13) issued to selling stockholders in the August 3, 2017 private placement.  Each of the warrants issued in connection with the July 10, 2017 and August 3, 2017 private placements is exercisable until the second anniversary of the closing date of the private placements.
All of the shares of common stock offered by this prospectus are being sold by the selling stockholders.  It is anticipated that the selling stockholders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated (see the section entitled “Plan of Distribution” beginning on page 23 of this prospectus).  We will not receive any proceeds from the sale of these shares by the selling stockholders.  All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.
The shares of common stock being offered by the selling stockholders pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus.  This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for the sale by the selling stockholders to the public without restriction.
Our common stock is quoted on the Toronto Stock Exchange under the symbol “SVB” and is traded on the OTCQB Venture Marketplace under the symbol “SVBL.”  On November 2, 2017, the closing price of our common stock was Cdn$0.105 per share on the Toronto Stock Exchange and $0.09 per share on the OTCQB Venture Marketplace.
The securities offered in this prospectus involve a high degree of risk.  You should carefully consider the matters set forth in “Risk Factors” on page 6 of this prospectus or incorporated by reference herein in determining whether to purchase our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The date of this prospectus is December 4, 2017.

You should rely only on the information contained in this prospectus.  We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus.  You should not rely on any unauthorized information.  This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful.  The information in this prospectus is current as of the date of this prospectus even though this prospectus may be delivered on a later date.  Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus.  It may not contain all the information that may be important to you.  You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our historical financial statements and related notes included or incorporated by reference in this prospectus.  As used in this prospectus, unless otherwise specified, references to “Silver Bull,” the “Company,” “we,” “our” and “us” refer to Silver Bull Resources, Inc. and, unless otherwise specified, its subsidiaries.  All currency amounts in this prospectus are expressed in United States (“U.S.”) dollars, unless otherwise indicated.
Overview
Silver Bull Resources, Inc. was incorporated in the State of Nevada on November 8, 1993 as the Cadgie Company for the purpose of acquiring and developing mineral properties.  The Cadgie Company was a spin-off from its predecessor, Precious Metal Mines, Inc. On June 28, 1996, the Company’s name was changed to Metalline Mining Company.  On April 21, 2011, the Company’s name was changed to Silver Bull Resources, Inc.  The Company has not realized any revenues from its planned operations and is considered an exploration stage company.  The Company has not established any reserves with respect to its exploration projects and may never enter into the development stage with respect to any of its projects.
The Company engages in the business of mineral exploration.  The Company currently owns or has the option to acquire a number of property concessions in Mexico (collectively known as the “Sierra Mojada Property”).  The Company conducts its operations in Mexico through its wholly-owned subsidiary corporations, Minera Metalin S.A. de C.V. (“Minera Metalin”) and Contratistas de Sierra Mojada S.A. de C.V. (“Contratistas”), and through Minera Metalin’s wholly-owned subsidiary, Minas de Coahuila SBR S.A. de C.V. (“Minas”).
On April 16, 2010, Metalline Mining Delaware, Inc., a wholly-owned subsidiary of the Company, was merged with and into Dome Ventures Corporation (“Dome”).  As a result, Dome became a wholly-owned subsidiary of the Company. Dome has a wholly-owned subsidiary, Dome Asia Inc. (“Dome Asia”), which is incorporated in the British Virgin Islands. Dome Asia has a wholly-owned subsidiary, Dome Minerals Nigeria Limited, incorporated in Nigeria.
On May 15, 2017, the Company liquidated the Company’s Gabonese subsidiary, African Resources SARL Gabon.
The Company’s efforts and expenditures have been concentrated on the exploration of properties, principally the Sierra Mojada Property located in Coahuila, Mexico.  The Company has not determined whether its exploration properties contain ore reserves that are economically recoverable.  The ultimate realization of the Company’s investment in exploration properties is dependent upon the success of future property sales, the existence of economically recoverable reserves and the ability of the Company to obtain financing or make other arrangements for exploration, development and future profitable production activities.  The ultimate realization of the Company’s investment in exploration properties cannot be determined at this time.
Our principal office is located at 777 Dunsmuir Street, Suite 1610, Vancouver, British Columbia, V7Y 1K4, Canada, and our telephone number is (604) 687-5800.  We are a Nevada corporation.
We maintain a website at www.silverbullresources.com, which contains information about us.  Our website and the information contained in and connected to it are not a part of this prospectus.

The Offering
The following summary describes the principal terms of the offering, but is not intended to be complete.  See “Selling Stockholders” and “Plan of Distribution” in this prospectus for a more detailed description of the selling stockholders, the terms and conditions of the distribution of the shares of common stock and the shares of common stock issuable upon the exercise of warrants, and the offering.  For a more detailed description of our common stock and warrants to purchase our common stock, see “Description of Securities.”
Common stock offered by the selling stockholders:
43,989,300 shares of common stock, par value $0.01 per share, consisting of (i) 18,240,000 shares issued to the selling stockholders in the July 10, 2017 private placement; (ii) 18,240,000 shares issuable upon exercise of the warrants (at an exercise price of Cdn$0.13) issued to the selling stockholders in the July 10, 2017 private placement; (iii) 1,259,300 shares issuable upon exercise of warrants (at an exercise price of Cdn$0.10) issued to various finders in the July 10, 2017 private placement; (iv) 3,125,000 shares issued to the selling stockholders in the August 3, 2017 private placement; and (v) 3,125,000 shares issuable upon exercise of warrants (at an exercise price of Cdn$0.13) issued to selling stockholders in the August 3, 2017 private placement.

Common stock outstanding on November 2, 2017:	199,259,967 shares (1)

Common stock outstanding after this offering:	221,884,267 shares (2)

Use of proceeds:	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

Ticker symbol:	SVB (Toronto Stock Exchange); SVBL (OTCQB Venture Marketplace)

Risk factors:
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 7 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)
Excludes: (a) 18,240,000 shares issuable upon the exercise of warrants issued to the selling stockholders in the July 10, 2017 private placement; (b) 1,259,300 shares issuable upon exercise of warrants issued to various finders in the July 10, 2017 private placement; (c) 3,125,000 shares issuable upon exercise of warrants issued to the selling stockholders in the August 3, 2017 private placement; (d) 4,540,400 shares of common stock issuable upon the exercise of outstanding warrants from our 2016 private placements, which are not being offered by this prospectus; and (e) 12,794,286 shares of common stock issuable upon the exercise of outstanding options, which are not being offered by this prospectus.

(2)
Includes: (a) 18,240,000 shares issuable upon the exercise of warrants issued to the selling stockholders in the July 10, 2017 private placement; (b) 1,259,300 shares issuable upon exercise of warrants issued to various finders in the July 10, 2017 private placement; (c) 3,125,000 shares issuable upon exercise of warrants issued to the selling stockholders in the August 3, 2017 private placement; and excludes (d) 4,540,400  shares of common stock issuable upon the exercise of outstanding warrants from our 2016 private placements, which are not being offered by this prospectus; and (e) 12,794,286 shares of common stock issuable upon the exercise of outstanding options, which are not being offered by this prospectus.

FORWARD-LOOKING STATEMENTS
This registration statement on Form S-1 includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the U.S. Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation.  We use words such as “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “will,” “projection,” “should,” “believe,” “potential,” “could,” or similar words suggesting future outcomes (including negative and grammatical variations) to identify forward-looking statements.  These statements concern the following, among other things:
•	The sufficiency of our existing cash resources and working capital to enable us to continue our operations for the next 12 months as a going concern;
•
Our planned activities at the Sierra Mojada project (the “Sierra Mojada Project”) in 2017, including maintaining our property concessions, drilling activities, and continuing to internally investigate the potential for a high grade underground zinc oxide mine and a small silver open pit;

•	Prospects of entering the development or production stage with respect to any of our projects;
•	Whether any part of the Sierra Mojada Project will ever be confirmed or converted into SEC Industry Guide 7-compliant “reserves”;
•	Our planned drilling program targeting sulfide mineralization targets, including target areas identified by channel sampling;
•	The impact of the fine bubble flotation test work on the recovery of minerals and initial rough concentrate grade;
•	The possible extension to the Sierra Mojada Project of existing nearby gas pipeline;
•	The possible advantages of zinc mineralization at the Sierra Mojada Property;
•	The impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
•	The impact of changes to current state or federal laws and regulations on estimated capital expenditures, the economics of a particular project and/or our activities;
•	Our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not;
•	The impact of changing foreign currency exchange rates on our financial condition;
•	Our expectations regarding future recovery of value-added taxes paid in Mexico; and
•	The merits of any claims in connection with, and the expected timing of any, ongoing legal proceedings.

These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, and our actual results could differ from those expressed or implied in these forward-looking statements as a result of the factors described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 31, 2016, including without limitation, risks associated with the following:
•	Our ability to obtain additional financial resources on acceptable terms to (i) conduct our exploration activities and (ii) maintain our general and administrative expenditures at acceptable levels;
•	Results of future exploration at our Sierra Mojada Project;
•
Worldwide economic and political events affecting (i) the market prices for silver, zinc, lead, copper and other minerals that may be found on our exploration properties (ii) interest rates and (iii) foreign currency exchange rates;

•	The amount and nature of future capital and exploration expenditures;
•	Volatility in our stock price;
•	Our inability to obtain required permits;
•	Competitive factors, including exploration-related competition;
•	Timing of receipt and maintenance of government approvals;
•	Unanticipated title issues;
•	Changes in tax laws;
•	Changes in regulatory frameworks or regulations affecting our activities;
•	Our ability to retain key management and consultants and experts necessary to successfully operate and grow our business; and
•
Political and economic instability in Mexico and other countries in which we conduct our business, and future potential actions of the governments in such countries with respect to nationalization of natural resources or other changes in mining or taxation policies.

These factors are not intended to represent a complete list of the general or specific factors that could affect us.
All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.  You should not place undue reliance on these forward-looking statements.

RISK FACTORS
A purchase of our securities involves a high degree of risk.  Our business, operating or financial condition could be harmed due to any of the following risks.  Accordingly, investors should carefully consider these risks in making a decision as to whether to purchase, sell or hold our securities.  In addition, investors should note that the risks described below are not the only risks facing us.  Additional risks not presently known to us, or risks that do not seem significant today, may impair our business operations in the future.
Risks Related to Our Business
There is substantial doubt about whether we can continue as a going concern.
We have earned no revenues to date and have incurred net losses of $2,234,884 and $18,745,829 during the fiscal years ended October 31, 2016 and October 31, 2015, respectively.  In addition, we have limited financial resources.  As of July 31, 2017, we had cash and cash equivalents of $1,001,950 and working capital of $622,509.  Therefore, our continuation as a going concern is dependent upon our achieving a future financing or strategic transaction, joint venture opportunities on the Sierra Mojada Property, asset divestitures or some other strategic transaction.  However, there is no assurance that we will be successful pursuing these financing and strategic options. Accordingly, there is substantial doubt as to whether our existing cash resources and working capital are sufficient to enable us to continue our operations for the next 12 months as a going concern.  Ultimately, in the event that we cannot obtain additional financial resources, or achieve profitable operations, we may have to liquidate our business interests and investors may lose their investment.  Continued operations are dependent on our ability to obtain additional financial resources or generate profitable operations.  Such additional financial resources may not be available or may not be available on reasonable terms.  Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.
We may have difficulty meeting our current and future capital requirements.
Our management and our board of directors monitor our overall costs and expenses and if necessary, adjust our programs and planned expenditures in an attempt to ensure we have sufficient operating capital.  We continue to evaluate our costs and planned expenditures for our ongoing exploration efforts at our Sierra Mojada Project.  As of July 31, 2017, we had cash and cash equivalents of $1,002,000 and working capital of $623,000 as compared to cash and cash equivalents of $1,467,000 and working capital of $1,249,000 as of October 31, 2016.  The continued exploration and possible development of the Sierra Mojada Project will require significant amounts of additional capital.  If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, we will need to significantly reduce operations, which will result in an adverse impact on our business, financial condition and exploration activities.  We do not have a credit, off-take or other commercial financing arrangement in place that would finance continued evaluation or development of the Sierra Mojada Project and we believe that securing credit for these projects may be difficult due to continuing volatility in global credit markets.  Moreover, equity financing may not be available on attractive terms and if available, will likely result in significant dilution to existing stockholders.
We are an exploration stage mining company with no history of operations.
We are an exploration stage enterprise engaged in mineral exploration in Mexico.  We have a very limited operating history and are subject to all the risks inherent in a new business enterprise.  As an exploration stage company, we may never enter the development and production stages.  To date we have had no revenues and have relied upon equity financing to fund our operations.  The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which we operate and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

We have no commercially mineable ore body.
No commercially mineable ore body has been delineated on our Sierra Mojada Project, nor have our properties been shown to contain proven or probable mineral reserves.  Investors should not assume that the projections contained in the report on our Sierra Mojada Project will ever be realized.  We cannot assure you that any mineral deposits we identify on the Sierra Mojada Project, or on another property will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of silver, zinc or other minerals from discovered mineralization will in fact be realized.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.  Even if the presence of reserves is established at a project, the legal and economic viability of the project may not justify exploitation.
Mineral resource estimates may not be reliable.
There are numerous uncertainties inherent in estimating quantities of mineralized material such as silver, zinc, lead and copper, including many factors beyond our control, and no assurance can be given that the recovery of mineralized material will be realized.  In general, estimates of mineralized material are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:
•	geological and engineering estimates that have inherent uncertainties and the assumed effects of regulation by governmental agencies;
•	the judgment of the engineers preparing the estimate;
•	estimates of future metals prices and operating costs;
•	the quality and quantity of available data;
•	the interpretation of that data; and
•	the accuracy of various mandated economic assumptions, all of which may vary considerably from actual results.
All estimates are, to some degree, uncertain.  For these reasons, estimates of the recoverable mineral resources prepared by different engineers or by the same engineers at different times, may vary substantially.  As such, there is significant uncertainty in any mineralized material estimate and actual deposits encountered and the economic viability of a deposit may differ materially from our estimates.
Our business plan is highly speculative, and its success largely depends on the successful exploration of our Sierra Mojada concessions.
Our business plan is focused on exploring the Sierra Mojada concessions to identify reserves and if appropriate, to ultimately develop this property.  Further, although we have reported mineralized material on our Sierra Mojada Project, we have not established any reserves and remain in the exploration stage.  We may never enter the development or production stage.  Exploration of mineralization and determination of whether the mineralization might be extracted profitably is highly speculative, and it may take a number of years until production is possible, during which time the economic viability of the project may change.  Substantial expenditures are required to establish reserves, extract metals from ore and construct mining and processing facilities.

The Sierra Mojada Project is subject to all of the risks inherent in mineral exploration and development.  The economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of mineral reserves, proximity to infrastructures and other resources (such as water and power), anticipated production rates, capital and operating costs and metals prices.  To advance from an exploration project to a development project, we will need to overcome various hurdles, including the completion of favorable feasibility studies, issuance of necessary permits and the ability to raise significant additional capital to fund activities.  There can be no assurance that we will be successful in overcoming these risks.  Because of our focus on the Sierra Mojada Project, the success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to the Torreon, Mexico region, as the Sierra Mojada Project is located 250 kilometers north of this area.
Due to our history of operating losses, we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives.
During the fiscal years ended October 31, 2016 and October 31, 2015, we suffered net losses of $2,234,884 and $18,745,829 respectively. At July 31, 2017, we had stockholders’ equity of $7,904,463 and working capital of $622,509. Significant amounts of capital will be required to continue to explore and potentially develop the Sierra Mojada concessions.  We are not engaged in any revenue producing activities, and we do not expect to be in the near future.  Currently, our potential sources of funding consist of the sale of additional equity securities, entering into joint venture agreements or selling a portion of our interests in our assets.  There is no assurance that any additional capital that we will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration of our projects.  Additional financing, if available, will likely result in substantial dilution to existing stockholders.
Our exploration activities require significant amounts of capital that may not be recovered.
Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered.  There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment.  Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts.  The cost of minerals exploration is often uncertain and cost overruns are common.  Our drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.
Our financial condition could be adversely affected by changes in currency exchange rates, especially between the U.S. dollar and the Mexican peso (“Mxn$”) and the U.S dollar and the Canadian dollar (“Cdn$”) given our focus on the Sierra Mojada Project and our corporate office in Vancouver, Canada.
Our financial condition is affected in part by currency exchange rates, as portions of our exploration costs in Mexico and general and administration costs in Canada are denominated in the local currency.  A weakening U.S. dollar relative to the Mxn$ and Cdn$ will have the effect of increasing exploration costs and general and administration costs while a strengthening U.S. dollar will have the effect of reducing exploration costs and general and administration costs.  The exchange rates between the Cdn$ and the U.S. dollar and between the Mxn$ and U.S. dollar have fluctuated widely in response to international political conditions, general economic conditions and other factors beyond our control.

Risks Related to the Mineral Exploration Industry
There are inherent risks in the mineral exploration industry
We are subject to all of the risks inherent in the minerals exploration industry including, without limitation, the following:
•	we are subject to competition from a large number of companies, many of which are significantly larger than we are, in the acquisition, exploration and development of mining properties;
•	we might not be able raise enough money to pay the fees and taxes and perform the labor necessary to maintain our concessions in good status;
•
exploration for minerals is highly speculative, involves substantial risks and is frequently unproductive, even when conducted on properties known to contain significant quantities of mineralization, and our exploration projects may not result in the discovery of commercially mineable deposits of ore;

•	the probability of an individual prospect ever having reserves that meet the requirements for reporting under SEC Industry Guide 7 is remote and any funds spent on exploration may be lost;
•
our operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls, and we may not be able to comply with these regulations and controls; and

•	a large number of factors beyond our control, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.
Metals prices are subject to extreme fluctuation.
Our activities are influenced by the prices of commodities, including silver, zinc, lead, copper and other metals.  These prices fluctuate widely and are affected by numerous factors beyond our control, including interest rates, expectations for inflation, speculation, currency values (in particular the strength of the U.S. dollar), global and regional demand, political and economic conditions and production costs in major metal-producing regions of the world.
Our ability to establish reserves through our exploration activities, our future profitability and our long-term viability, depend, in large part, on the market prices of silver, zinc, lead, copper and other metals.  The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:
•	global or regional consumption patterns;
•	supply of, and demand for, silver, zinc, lead, copper and other metals;
•	speculative activities and producer hedging activities;
•	expectations for inflation;
•	political and economic conditions; and
•	supply of, and demand for, consumables required for production.
Future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could in turn reduce the value of our properties, make it more difficult to raise additional capital and make it uneconomical for us to continue our exploration activities.

There are inherent risks with foreign operations.
Our business activities are primarily conducted in Mexico, and as such, our activities are exposed to various levels of foreign political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls and governmental regulations that favor or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect our exploration and possible future development activities.  We may also be affected in varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations.  In addition, legislation in the United States, Canada or Mexico regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition.
Our Sierra Mojada Project is located in Mexico and is subject to various levels of political, economic, legal and other risks.
The Sierra Mojada Project, our primary focus, is in Mexico.  In the past, Mexico has been subject to political instability, changes and uncertainties, which have resulted in changes to existing governmental regulations affecting mineral exploration and mining activities.  Mexico’s status as a developing country may make it more difficult for us to obtain any required financing for the Sierra Mojada Project or other projects in Mexico in the future.  Our Sierra Mojada Project is also subject to a variety of governmental regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Our exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Sierra Mojada Project.  Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect our financial condition.  Expansion of our activities will be subject to the need to obtain sufficient access to adequate supplies of water, assure the availability of sufficient power, as well as sufficient surface rights which could be affected by government policy and competing operations in the area.
We also have litigation risk with respect to our operations.  In particular, on May 20, 2014, a local cooperative named Sociedad Cooperativa de Exploración Minera Mineros Norteños, S.C.L. ("Mineros Norteños") filed an action in the Local First Civil Court in the District of Morelos, State of Chihuahua, Mexico, against our subsidiary, Minera Metalin, claiming that Minera Metalin breached an agreement regarding the development of the Sierra Mojada Project.  Mineros Norteños sought payment of the Royalty, including interest at a rate of 6% per annum since August 30, 2004, even though no revenue has been produced from the applicable mining concessions. It also sought payment of wages to the cooperative’s members since August 30, 2004, even though none of the individuals were ever hired or performed work for Minera Metalin under this agreement and Minera Metalin never committed to hiring them.  On January 19, 2015, the case was moved to the Third District Court (of federal jurisdiction). In October 2017, the court ruled that Mineros Norteños was time barred from bringing the case.  The Company and the Company’s Mexican legal counsel believe that it is unlikely that the court’s ruling will be overturned.

Additionally, on February 15, 2016, Messrs. Jaime Valdez Farias and Maria Asuncion Perez Alonso (collectively, “Valdez”) filed an action before the Local First Civil Court of Torreon, State of Coahuila, Mexico, against our subsidiary, Minera Metalin, claiming that Minera Metalin had breached an agreement regarding the development of the Sierra Mojada Project.  Valdez sought payment in the amount of $5.9 million for the alleged breach of the agreement. On April 28, 2016, Minera Metalin filed its response to the complaint, asserting various defenses, including that Minera Metalin terminated the agreement before the payment obligations arose and that certain conditions precedent to such payment obligations were never satisfied by Valdez.  The Company and the Company’s Mexican legal counsel asserted all applicable defenses. In May 2017, a final judgment was entered in favor of the Company on all claims.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our financial condition.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration activities with the Sierra Mojada Project or in respect to any other projects in which we become involved in Mexico.  Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration operations or material fines, penalties or other liabilities.
Title to our properties may be challenged or defective.
Our future operations, including our activities at the Sierra Mojada Project and other exploration activities, will require additional permits from various governmental authorities.  Our operations are and will continue to be governed by laws and regulations governing prospecting, mineral exploration, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters.  There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted or that the issuance of such licenses, permits or property rights will not be challenged by third parties.
We attempt to confirm the validity of our rights of title to, or contract rights with respect to, each mineral property in which we have a material interest.  However, we cannot guarantee that title to our properties will not be challenged.  The Sierra Mojada Property may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects.  There may be valid challenges to the title of any of the claims comprising the Sierra Mojada Property that, if successful, could impair possible development and/or operations with respect to such properties in the future.  Challenges to permits or property rights, whether successful or unsuccessful, changes to the terms of permits or property rights or a failure to comply with the terms of any permits or property rights that have been obtained, could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.
A title defect could result in Silver Bull losing all or a portion of its right, title and interest to and in the properties to which the title defect relates.  Title insurance generally is not available, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained.  In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.  We annually monitor the official mining records in Mexico City to determine if there are annotations indicating the existence of a legal challenge against the validity of any of our concessions.  As of November 2017, and to the best of our knowledge, there are no such annotations, nor are we aware of any challenges from the government or from third parties, except for an action filed by a local cooperative named Sociedad Cooperativa de Exploración Minera Mineros Norteños, S.C.L. against our subsidiary, Minera Metalin, in the Local First Civil Court in the District of Morelos, State of Chihuahua, Mexico. Mineros Norteños sought payment of the Royalty, including interest at a rate of 6% per annum since August 30, 2004, even though no revenue has been produced from the applicable mining concessions. It also sought payment of wages to the cooperative’s members since August 30, 2004, even though none of the individuals were ever hired or performed work for Minera Metalin under this agreement and Minera Metalin never committed to hiring them.  On January 19, 2015, the case was moved to the Third District Court (of federal jurisdiction). In October 2017, the court ruled that Mineros Norteños was time barred from bringing the case.  The Company and the Company’s Mexican legal counsel believe that it is unlikely that the court’s ruling will be overturned.
In addition, in connection with the purchase of certain mining concessions, Silver Bull agreed to pay a net royalty interest on revenue from future mineral sales on certain concessions at the Sierra Mojada Project, including concessions on which a significant portion of our mineralized material is located.  The aggregate amount payable under this royalty is capped at $6.875 million (the “Royalty”), an amount that will only be reached if there is significant future production from the concessions.  In addition, records from prior management indicate that additional royalty interests may have been created, although the continued applicability and scope of these interests are uncertain.  The existence of these royalty interests may have a material effect on the economic feasibility of potential future development of the Sierra Mojada Project.

We are subject to complex environmental and other regulatory risks, which could expose us to significant liability and delay and, potentially, the suspension or termination of our exploration efforts.
Our mineral exploration activities are subject to federal, state and local environmental regulations in the jurisdictions where our mineral properties are located.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  No assurance can be given that environmental standards imposed by these governments will not be changed, thereby possibly materially adversely affecting our proposed activities.  Compliance with these environmental requirements may also necessitate significant capital outlays or may materially affect our earning power.
Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  For example, as a result of recent changes in environmental laws in Mexico, more legal actions supported or sponsored by non-governmental groups interested in halting projects may be filed against companies operating in all industrial sectors, including the mining sector.  Mexican projects are also subject to the environmental agreements entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement.
Future changes in environmental regulations in the jurisdictions where our projects are located may adversely affect our exploration activities, make them prohibitively expensive or prohibit them altogether.  Environmental hazards may exist on the properties in which we currently hold interests, such as the Sierra Mojada Project, or may hold interests in the future, which are unknown to us at present and may have been caused by us or previous owners or operators, or may have occurred naturally.  We may be liable for remediating any damage that we may have caused.  The liability could include costs for removing or remediating the release and damage to natural resources, including ground water, as well as paying fines and penalties.
We may face a shortage of water.
Water is essential in all phases of the exploration and development of mineral properties.  It is used in such processes as exploration, drilling, leaching, placer mining, dredging, testing, and hydraulic mining.  Both the lack of available water and the cost of acquisition may make an otherwise viable project economically impossible to complete.  In November 2013, Silver Bull was granted the right to exploit up to 3.5 million cubic meters of water per year from six different well sites by the water regulatory body in Mexico, La Comisión Nacional del Agua, but it has yet to be determined if the six well sites can produce this much water over a sustained period of time.
Our non-operating properties are subject to various hazards.
We are subject to risks and hazards, including environmental hazards, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions.  These occurrences could result in damage to, or destruction of, mineral properties or future production facilities, personal injury or death, environmental damage, delays in our exploration activities, asset write-downs, monetary losses and possible legal liability.  We may not be insured against all losses or liabilities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or other reasons.  Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our activities.  The realization of any significant liabilities in connection with our activities as described above could negatively affect our activities and the price of our common stock.
We need and rely upon key personnel.
Presently, we employ a limited number of full-time employees, utilize outside consultants and, in large part, rely on the personal efforts of our officers and directors.  Our success will depend, in part, upon the ability to attract and retain qualified employees.  In particular, we have only three executive officers, Brian Edgar, Timothy Barry and Sean Fallis, and the loss of the services of any of these three would adversely affect our business.

Risks Relating to Our Common Stock
Further equity financings may lead to the dilution of our common stock.
In order to finance future operations, we may raise funds through the issuance of common stock or the issuance of debt instruments or other securities convertible into common stock.  We cannot predict the size of future issuances of common stock or the size and terms of future issuances of debt instruments or other securities convertible into common stock or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock.  Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective security holders.  Demand for equity securities in the mining industry has been weak; therefore, equity financing may not be available on attractive terms and if available, will likely result in significant dilution to existing stockholders.
No dividends are anticipated.
At the present time, we do not anticipate paying dividends, cash or otherwise, on our common stock in the foreseeable future.  Future dividends will depend on our earnings, if any, our financial requirements and other factors.  There can be no assurance that we will pay dividends.
Our stock price can be very volatile.
Our common stock is listed on the TSX and trades on the OTCQB.  The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to announcements of our business developments, results and progress of our exploration activities at the Sierra Mojada Project, progress reports on our exploration activities and other events or factors.  In addition, stock markets have experienced significant price volatility in recent months and years.  This volatility has had a substantial effect on the share prices of companies, at times for reasons unrelated to their operating performance.  These fluctuations could be in response to:
•	volatility in metal prices;
•	political developments in the foreign countries in which our properties are located; and
•	news reports relating to trends in our industry or general economic conditions.
These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.
We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will achieve or remain at levels at or near its offering price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.
USE OF PROCEEDS
The proceeds from the sale or issuance of the shares of common stock that may be offered pursuant to this prospectus will be received directly by the selling stockholders, and we will not receive any proceeds from the sale of these shares.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
From May 2, 2011 to June 28, 2015, our common stock traded on the NYSE American or its predecessor stock exchange under the symbol “SVBL.”  On June 5, 2015, we announced our decision to voluntarily delist our shares of common stock from the NYSE American due to costs associated with the continued listing and NYSE American exchange rules regarding maintenance of a minimum share price.  On June 29, 2015, our shares began trading on the OTCQB marketplace operated by OTC Markets Group.  Since August 26, 2010, our common stock has been trading on the TSX under the symbol “SVB.”
The following table sets forth the high and low sales prices of our common stock for each quarter during the fiscal years ended October 31, 2016, October 31, 2015 and October 31, 2017, as reported by the NYSE American, OTCQB and the TSX.  The sales prices on the OTCQB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
	NYSE American/OTCQB (SVBL)		Toronto Stock Exchange (SVB)
	High	Low	High	Low
	($)		(Cdn$)
Fiscal 2017
Fourth Quarter ended October 31, 2017	$0.13	$0.06	$0.16	$0.09

Third Quarter ended July 31, 2017	0.10	0.06	0.13	0.08

Second Quarter ended April 30, 2017	0.14	0.08	0.19	0.10

First Quarter ended January 31, 2017	0.16	0.09	0.21	0.12

Fiscal 2016
Fourth Quarter ended October 31, 2016	$0.21	$0.10	$0.28	$0.15

Third Quarter ended July 31, 2016	0.19	0.08	0.25	0.10

Second Quarter ended April 30, 2016	0.14	0.03	0.18	0.04

First Quarter ended January 31, 2016	0.06	0.02	0.08	0.04

Fiscal 2015
Fourth Quarter ended October 31, 2015	$0.10	$0.05	$0.13	$0.07

Third Quarter ended July 31, 2015	0.14	0.06	0.17	0.08

Second Quarter ended April 30, 2015	0.14	0.10	0.18	0.13

First Quarter ended January 31, 2015	0.20	0.13	0.30	0.14

The closing price of our common stock on November 2, 2017, was $0.09 per share, as reported on the OTCQB, and Cdn$0.105 per share, as reported on the TSX.

Holders
As of November 2, 2017, there were approximately 226 holders of record of our common stock.  This does not include persons who hold our common stock in brokerage accounts or otherwise in “street name.”
Dividends
We did not declare or pay cash or other dividends on our common stock during the last two fiscal years.  We have no plans to pay any dividends in the foreseeable future.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Management
The number of shares of the Company's common stock outstanding as of November 2, 2017 was 199,259,967.  The following table sets forth the number of shares of the Company’s common stock beneficially owned by each of the Company’s directors, nominees and named executive officers and the number of shares beneficially owned by all of the directors, nominee, and named executive officers as a group as of November 2, 2017:
Name and Address of Beneficial Owner (1)	Position	Amount and Nature of Beneficial Ownership (2)		Percent of Common Stock

Brian Edgar	Chairman and Director	8,143,625	(3)	4.04%

Timothy Barry	President, Chief Executive Officer and Director	3,373,000	(4)	1.67%

Daniel Kunz	Director	430,000	(5)	*

John McClintock	Director	405,000	(6)	*

Sean Fallis	Chief Financial Officer	2,120,000	(7)	1.05%

All directors, nominees, and executive officers as a group (5 persons)		14,471,625		7.00%
_________________________
*	The percentage of Common Stock beneficially owned is less than one percent (1%).
(1)	The address of these persons is c/o Silver Bull Resources, Inc., 777 Dunsmuir Street, Suite 1610, Vancouver, British Columbia V7Y 1K4.
(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(3)
Consists of (i) 5,650,815 shares of Common Stock held directly, (ii) 2,200,000 stock options, which are vested or will vest within 60 days and (iii) 292,810 shares of Common Stock owned by Tortuga Investments Corp., a company wholly owned by Mr. Edgar.

(4)	Consists of (i) 1,023,000 shares of Common Stock held directly and (ii) 2,350,000 stock options, which are vested or will vest within 60 days.
(5)	Consists of (i) 25,000 shares held directly and (ii) 405,000 stock options, which are vested or will vest within 60 days.
(6)	Consists of 405,000 stock options, which are vested or will vest within 60 days.
(7)	Consists of (i) 20,000 shares of Common Stock held directly and (ii) 2,100,000 stock options, which are vested or will vest within 60 days.

Security Ownership of Certain Beneficial Owners
The following table sets forth the beneficial ownership of the Company’s common stock as of November 2, 2017 by each person (other than the director nominees and executive officers of the Company) who owned of record, or was known to own beneficially, more than 5% of the outstanding voting shares of common stock.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock

Lazarus Investment Partners LLLP (2)	17,448,156	8.8%
Sprott Inc. (3)	11,822,650	5.9%
_________________________

(1)	Calculated in accordance with Rule 13d-3 under the Exchange Act.
(2)
This information is based on a Form 13G/A filed on January 19, 2017 by Lazarus Investment Partners LLLP (“Lazarus Partners”).  Lazarus Management Company LLC (“Lazarus Management”) is the investment advisor and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP (“Macro Micro Partners”).  Justin B. Borus is the managing member of Lazarus Management.  As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.  Macro Micro Partners’ holdings in the Company consist of 10,300 shares of the Company’s common stock, and it is not a reporting person.  Its shares are included in Lazarus Management's and Mr. Borus' holdings, for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners or Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth above, except to the extent of its or his pecuniary interests therein.  The securities set forth above held by Lazarus Partners consist of 17,437,856 shares of the Company’s Common Stock.  The principal address of each of Lazarus Partners, Lazarus Management and Mr. Borus is 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(3)
This information is based on a Form 13G/A filed on August 10, 2017 by Sprott Inc.  The securities set forth above are held in accounts managed by Sprott Global Resource Investments Ltd. and Resource Capital Investment Corp., subsidiaries of Sprott Inc., and consist of 11,822,650 shares of the Company’s Common Stock.  The principal address of Sprott Inc. is 200 Bay Street, Suite 2600, Toronto, ON M5J 2J1.

SELLING STOCKHOLDERS
Up to 43,989,300 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the account of the selling stockholders and all of which were issued to the selling stockholders in the July 10, 2017 and August 3, 2017 private placements.  These shares consist of the following:
•	18,240,000 shares issued to the selling stockholders in the July 10, 2017 private placement;
•	18,240,000 shares issuable upon exercise of the warrants issued to the selling stockholders in the July 10, 2017 private placement;
•	1,259,300 shares issuable upon exercise of warrants issued to various finders in the July 10, 2017 private placement;
•	3,125,000 shares issued to the selling stockholders in the August 3, 2017 private placement; and
•	3,125,000 shares issuable upon exercise of warrants issued to selling stockholders in the August 3, 2017 private placement.
Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act.
The 43,989,300 shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus.  The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares.  We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.
The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus.  Unless otherwise indicated in the footnotes to the table below, (i) subject to community property laws where applicable, the selling stockholders, to our knowledge, have sole voting and investment power with respect to the shares beneficially owned by them; (ii) none of the selling stockholders are broker-dealers, or are affiliates of a broker-dealer; and (iii) the selling stockholders have not had a material relationship with us within the past three years.
Beneficial ownership is determined in accordance with the rules of the SEC.  The selling stockholders’ percentage of ownership of our outstanding shares in the table below is based upon 199,259,967 shares of common stock outstanding as of November 2, 2017, excludes (a) the 22,624,300 shares issuable upon the exercise of the warrants registered for resale in this registration statement on Form S-1; (b) the 4,540,400 shares of common stock issuable upon the exercise of outstanding warrants from our 2016 private placements, which are not being offered by this prospectus; and (c) 12,794,286 shares of common stock issuable upon the exercise of outstanding options, which are not being offered by this prospectus.

	Ownership Before Offering				Ownership After Offering (1)
Selling Stockholder	Shares of common stock and warrant shares beneficially owned	Shares of common stock and warrant shares offered	Shares of common stock offered	Warrant shares offered	Shares of common stock beneficially owned	Warrant shares beneficially owned	Percentage of common stock beneficially owned
Ascenta Finance Corporation	1,309,550	1,309,550	250,000	1,059,550	-	-	-
Joe Lassaline	300,000	300,000	150,000	150,000	-	-	-
Peter Poppleton	250,000	250,000	125,000	125,000	-	-	-
Haywood Securities Inc. ITF Shaun Gibson	1,250,000	1,250,000	625,000	625,000	-	-	-
Haywood Securities Inc. ITF Shaun Gibson	750,000	750,000	375,000	375,000	-	-	-
Mackie Research Capital Corporation ITF Syndicated Capital Corp.	400,000	400,000	200,000	200,000	-	-	-
David Hopaluk	450,000	250,000	125,000	125,000	200,000	-	*
David O’Brien	432,500	250,000	125,000	125,000	182,500	-	*
GMP Securities LP ITF 410-RP80-E (Bunkwee Investments PTY Ltd.)	500,000	500,000	250,000	250,000	-	-	-
Joseph Martin	125,000	125,000	62,500	62,500	-	-	-
Trevor Watts	250,000	250,000	125,000	125,000	-	-	-
Cindy Cheer	300,000	300,000	150,000	150,000	-	-	-
Theodore Watanabe	720,000	625,000	312,500	312,500	95,000	-	*
Matthew Wilson	290,000	250,000	125,000	125,000	40,000	-	*
Keith James	250,000	250,000	125,000	125,000	-	-	-
Shishkin Corp.	250,000	250,000	125,000	125,000	-	-	-
Karalia Pty. Ltd. ATFT Karalia Investment Trust (U1463601)	300,000	250,000	125,000	125,000	50,000	-	*
Graeme Haines	351,500	250,000	125,000	125,000	101,500	-	*
Daniel Waldvogel	15,000,000	15,000,000	7,500,000	7,500,000	-	-	-
Mark Miller	290,000	250,000	125,000	125,000	40,000	-	*
Haywood Securities Inc. ITF Lawrence Roulston	380,000	380,000	190,000	190,000	-	-	-
Ron Struthers	278,750	258,750	125,000	133,750	20,000	-	*
Canaccord Genuity Corp. In Trust For James Watt Account # 204697T1	250,000	250,000	125,000	125,000	-	-	-
Haywood Securities Inc. ITF Graham Taylor	500,000	500,000	250,000	250,000	-	-	-
Yvon Lallier	250,000	250,000	125,000	125,000	-	-	-
Carrera Capital Inc.	1,250,000	1,250,000	625,000	625,000	-	-	-
Exploration Capital Partners 2009 Limited Partnership	11,330,000	5,000,000	2,500,000	2,500,000	3,165,000	3,165,000	1.6%
Sprott Global Resource Investments Ltd. (2)	492,650	292,250	-	292,250	-	200,400	-
James E. Knowles	325,000	325,000	162,500	162,500	-	-	-
James E. Knowles & Anthony B. Solomon; TENANT COMMON	974,000	974,000	487,000	487,000	-	-	-
Anthony Solomon	650,000	650,000	325,000	325,000	-	-	-
DT Revocable Trust, UAD 9/11/2012; David K. Tam, Trustee	976,000	976,000	488,000	488,000	-	-	-
James Curtis Scott	250,000	250,000	125,000	125,000	-	-	-
Lawrence Zeng & May Yang JT TEN/WROS	175,000	175,000	87,500	87,500	-	-	-
Cupel Advisory Corp	2,036,875	396,875	187,500	209,375	1,640,000	-	*
Nesbitt Burns ITF Robert Quartermain AC #805-39924-29	125,000	125,000	-	125,000	-	-	-
Robert Quartermain	125,000	125,000	125,000	-	-	-	-
EDE Value Fund LP.	1,950,000	1,250,000	625,000	625,000	700,000	-	*
EDE Asset Management Inc.	43,750	43,750	-	43,750	-	-	-
Haywood Securities Inc. ITF Rocket Capital Corp.	625,000	625,000	312,500	312,500	-	-	-
PI Financial Corp. ITF Michael Marosits	500,000	500,000	250,000	250,000	-	-	-
William A. Rand	5,000,000	5,000,000	2,500,000	2,500,000	-	-	-
Canaccord Genuity Corp. In Trust For Matt Mason Account # 279088S7	1,625,000	1,250,000	625,000	625,000	375,000	-	*
PI Financial Corp.	17,500	17,500	-	17,500	-	-	-
NBCN INC. ITF 91460D EVENTUS CAPITAL CORP.(91460D)	43,750	43,750	-	43,750	-	-	-
Haywood Securities Inc.	21,875	21,875	-	21,875	-	-	-
Total	53,963,700	43,989,300	21,365,000	22,624,300	6,609,000	3,365,400	3.32%

*	represents less than 1%.
(1)
Represents the amount of shares of our common stock that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares of our common stock registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock beneficially owned by the selling stockholders are acquired or are sold prior to completion of this offering by the selling stockholders.

(2)	This selling stockholder, a California limited partnership, is a registered broker-dealer.

DESCRIPTION OF SECURITIES
Common Stock
We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share.  As of November 2, 2017, there were 199,259,967 shares of common stock outstanding.
Dividends
Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, and out of funds legally available for their payment.  At the present time, we do not anticipate paying dividends, cash or otherwise, on our common stock in the foreseeable future.  Future dividends will depend on our earnings, if any, our financial requirements and other factors.
Voting Rights
Each holder of our common stock is entitled to one vote per share, and all voting rights are vested in the holders of shares of our common stock.  Holders of shares of common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.
Election of Directors
Our directors are elected by a majority vote in a meeting at which a quorum is present.  A director candidate that receives a majority of the votes in favor of such candidate will be elected to serve on our board.
In February 2016, our board of directors adopted a majority voting policy stipulating that stockholders shall be entitled to vote in favor of, or withhold from voting for, each individual director nominee at a stockholders’ meeting.  If the number of shares “withheld” for any nominee exceeds the number of shares voted “for” such nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the board.  The Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain stockholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the board would be in the best interests of the Company.  The board must take formal action on the Corporate Governance and Nominating Committee’s recommendation within 90 days and announce its decision by a press release.  According to the majority voting policy, the affected director cannot participate in the deliberations of the Corporate Governance and Nominating Committee or the board as to whether to consider his or her resignation.  The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.
Liquidation
In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions.

Redemption
Silver Bull’s common stock is not redeemable or convertible.
No Preemptive or Similar Rights
Under Nevada law, a stockholder of a corporation does not have a preemptive right to acquire the corporation’s unissued shares unless there is a provision to the contrary in the articles of incorporation.  Our Amended and Restated Articles of Incorporation do not provide our stockholders with any preemptive or similar rights.
Other Provisions
All our outstanding common stock is, and the common stock offered by this prospectus or obtainable upon exercise or conversion of other securities offered hereby, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be, fully paid and non-assessable.
You should read the prospectus supplement relating to any offering of common stock, or of securities convertible, exchangeable or exercisable for common stock, for the terms of the offering, including the number of shares of common stock offered, any initial offering price and market prices relating to the common stock.
This section is a summary and may not describe every aspect of our common stock that may be important to you.  We urge you to read applicable Nevada law, our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, because they, and not this description, define your rights as a holder of our common stock.  See “Where You Can Find Additional Information” on page 26 for information on how to obtain copies of these documents.
Warrants
Before the July 10, 2017 and the August 3, 2017 private placements, the Company had issued and outstanding warrants to purchase 4,540,400 shares of common stock as follows:
•
Warrants to purchase 4,340,000 shares at Cdn$0.16 per share, exercisable on July 20, 2016 and expiring on July 20, 2019, subject to possible acceleration of the expiry date if beginning on November 20, 2016, the closing price of the shares of common stock on the TSX is higher than Cdn$0.30 for 20 consecutive trading days; and

•	Warrants to purchase 200,400 shares at Cdn$0.205 per share, exercisable on July 20, 2016 and expiring on July 20, 2018, subject to the acceleration provision noted above.
In the July 10, 2017 and the August 3, 2017 private placements, the Company issued warrants to purchase 22,624,300 shares of common stock as follows:
•	Warrants to purchase 18,240,000 shares at Cdn$0.13 per share, exercisable on July 10, 2017 and expiring on July 10, 2019;
•	Non-transferable warrants to purchase 1,259,300 shares at Cdn$0.10 per share, exercisable on July 10, 2017 and expiring on July 10, 2019; and
•	Warrants to purchase 3,125,000 shares at Cdn$0.13 per share, exercisable on August 3, 2017 and expiring on August 3, 2019.

Transfer Agent
The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
There have been no changes in or disagreements with our accountants since our formation that are required to be disclosed pursuant to Item 304 of Regulation S-K, except those that have been previously reported in our filings with the SEC.
Indemnification of Directors and Officers
Our Amended and Restated Bylaws (“Bylaws”) provide for indemnification of directors and officers to the fullest extent permitted by Nevada law.  Nevada law provides that a Nevada corporation may indemnify, and our Bylaws provide that the corporation shall indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if the person (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation.
Section 78.138 of the Nevada Revised Statutes and the Bylaws provide that a director of the Company shall not be personally liable to the Company or its stockholders or creditors for damages resulting from any action or failure to act in his or her capacity as a director or officer, if his or her act or omission did not constitute a breach of his or her fiduciary duties and did not involve intentional misconduct, fraud or a knowing violation of law.  Nevada law provides that, to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of an action, suit or proceeding, the Company shall indemnify such person against expenses incurred in connection with the defense.  Our Bylaws provide that any repeal or amendment of a person's rights to indemnification shall be prospective only, and a director shall not be liable to the Company or its stockholders or creditors to such further extent as permitted by any law enacted after adoption of the Bylaws, including, without limitation, any subsequent amendment to Nevada corporate law.
The above discussion of our Bylaws and Section 78.138 of the Nevada Revised Statutes is not intended to be exhaustive and is qualified in its entirety by such Bylaws and statute.
The Company maintains insurance coverage for the purpose of providing indemnification benefits in certain circumstances.
Disclosure of Securities and Exchange Commission Position on Indemnification for Securities Act Liabilities
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PLAN OF DISTRIBUTION
This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 43,989,300 shares of common stock, par value $0.01 per share, consisting of (i) 18,240,000 shares issued to the selling stockholders in the July 10, 2017 private placement; (ii) 18,240,000 shares issuable upon exercise of the warrants (at an exercise price of Cdn$0.13) issued to the selling stockholders in the July 10, 2017 private placement; (iii) 1,259,300 shares issuable upon exercise of warrants (at an exercise price of Cdn$0.10) issued to various finders in the July 10, 2017 private placement; (iv) 3,125,000 shares issued to the selling stockholders in the August 3, 2017 private placement; and (v) 3,125,000 shares issuable upon exercise of warrants (at an exercise price of Cdn$0.13) issued to selling stockholders in the August 3, 2017 private placement.
Any selling stockholder may, from time to time, sell any or all of its shares of common stock on the OTCQB or any stock exchange, market or trading facility on which the shares of common stock are traded or in private transactions.  These sales may be at fixed or negotiated prices.  Such selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.
In connection with the sale of the common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  As such, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act.  The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.  In no event shall any broker-dealer receive fees, commissions and/or markups which, in the aggregate, would exceed eight percent (8%).
If any selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.
We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Expenses, Indemnification
We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholder and will bear all expenses related to the registration of this offering but will not pay for any commissions, fees or discounts, if any.  We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Supplements
In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholder will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post–effective amendment to the registration statement of which the prospectus forms a part is filed with, and declared effective by, the SEC.
Regulation M
We have informed each selling stockholder that Regulation M, promulgated under the Exchange Act, may be applicable to them with respect to any purchase or sale of the common stock.  In general, Rule 102 of Regulation M prohibits any person connected with a distribution of the common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.
During any distribution period, Regulation M prohibits the selling stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing the common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock.  None of these persons may effect any stabilizing transaction to facilitate any offering at the market.
We have also advised each selling stockholder that they should be aware that the anti–manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by such selling stockholder, and that there are restrictions on market–making activities by persons engaged in the distribution of the shares.  Under Regulation M, such selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of the common stock while such selling stockholder is distributing shares covered by this prospectus.  Regulation M may prohibit such selling stockholder from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the SEDA.  We have advised each selling stockholder that it should consult with its own legal counsel to ensure compliance with Regulation M.
LEGAL MATTERS
Davis Graham & Stubbs LLP will pass upon the validity of the shares of common stock offered by the selling stockholders under this prospectus.
EXPERTS
The consolidated financial statements of Silver Bull for the fiscal years ended October 31, 2016 and 2015 have been so incorporated by reference in reliance on the reports of Smythe LLP and Hein & Associates LLP, respectively, each an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The estimates of our mineralized material with respect to the Sierra Mojada Project have been included or incorporated by reference in reliance upon the technical report prepared by Tuun Consulting Inc. and AKF Mining Services Inc.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The following documents are incorporated by reference into this registration statement on Form S-1, together with all exhibits filed therewith or incorporated therein by reference to the extent not otherwise amended or superseded by the contents of this registration statement:
•	Our annual report on Form 10-K for the fiscal year ended October 31, 2016, as filed with the SEC on January 19, 2017;
•	Our quarterly reports on Form 10-Q for the quarterly periods ended January 31, 2017, April 30, 2017, and July 31, 2017 as filed with the SEC on March 16, 2017, June 13, 2017 and September 13, 2017;
•	Our current reports on Form 8-K, as filed with the SEC on April 20, 2017 and July 12, 2017; and
•	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus.  Copies of these reports or documents will be provided upon written or oral request, and at no cost to the requester, by writing, if the request is sent by regular mail, to Silver Bull Resources, Inc., 777 Dunsmuir Street, Suite 1610, P.O. Box 10427, Vancouver, British Columbia, V7Y 1K4, Canada, Attention: Corporate Secretary and, if the request is sent other than by regular mail, to Silver Bull Resources, Inc., 777 Dunsmuir Street, Suite 1610, Vancouver, British Columbia, V7Y 1K4, Canada, Attention: Corporate Secretary.  Telephone requests may be directed to the office of the Corporate Secretary of the Company at (604) 687-5800.  Copies of these reports or documents are also available through the “Investors” section of our website at www.silverbullresources.com.  For other ways to obtain a copy of these reports or documents, please refer to “Where You Can Find Additional Information” below.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are subject to the information requirements of the Exchange Act and in accordance therewith, file reports and other information with the SEC.  Such reports and other information filed by us can be inspected and copied at the public reference facilities of the SEC at 100 F Street N.E., Washington, D.C. 20549.  Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549.  Please call the SEC at 1–800–SEC–0330 for more information on the public reference rooms.  The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.  Our SEC filings are also available through the “Investors” section of our website at www.silverbullresources.com.
We have filed with the SEC a registration statement on Form S–1 of which this prospectus constitutes a part, under the Securities Act.  For further information pertaining to us, reference is made to the registration statement.  Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.  Copies of the registration statement are on file at the offices of the SEC and may be inspected without charge at the offices of the SEC, the addresses of which is set forth above, and copies may be obtained from the SEC at prescribed rates.  The registration statement has been filed electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC’s website (www.sec.gov).

43,989,300 Shares

SILVER BULL RESOURCES, INC.

Common Stock

PROSPECTUS